

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

Via E-mail
Patrick S. Carter
Chief Executive Officer
808 Renewable Energy Corporation
5011 Argosy Avenue, Suite 4
Huntington Beach, CA 92649

      Re: **808 Renewable Energy Corporation**
                Amendment No. 3 to Registration Statement on Form S-1
                Filed March 18, 2013
                File No. 333-184319

Dear Mr. Carter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business

1. You sometimes indicate that you have six operational units (for example, on page 20) and sometimes indicate that you have seven operational units (for example, on pages 17 and 25). Please revise your disclosure so that it is consistent and accurate.

Our Growth Strategy, page 18

Combined Heat and Power Solutions, page 18

2. We note your response to comment 4 in our letter dated February 7, 2013. It appears that the statements supported by the Oak Ridge National Laboratory report are largely direct quotations from the report; please indicate that that is the case by utilizing quotation marks as appropriate. In addition, please revise the reference to the report on page 19, or

      otherwise revise your disclosure in this section as necessary, to clarify which specific
statements are attributable to the report.

Office Building CHP Plants, page 22

3. We note your response to comment 5 in our letter dated February 7, 2013, as well as the additional disclosure you have made within note 2 on pages F-8 and F-26 to your consolidated financial statements regarding your analysis of the contract. As the contract is for the physical delivery of natural gas, we remain unclear why net settlement criteria have not been met either through a market mechanism or the asset physically delivered being readily convertible to cash. Refer to ASC 815-10-15-99. It appears that the contract is a derivative as defined within ASC 815-10-15-83 as the natural gas within the contract appears to be readily convertible to cash or traded in a market. Please further explain or revise the related disclosure.

   If you considered the contract to be a derivative but applied the normal purchases and normal sales scope exception within ASC 815 so as not to apply derivative accounting, please revise to clarify this fact and advise us. Also, please confirm that you contemporaneously documented your election of the normal purchases and normal sales scope exception at contract inception. Refer to ASC 815-10-15-23, ASC 815-10-15-25(d) and ASC 815-10-15-37 through ASC 815-10-15-39.

   Lastly, you state within note 2 that you analyze any long term purchase contracts to determine that they are not derivatives. Please confirm our understanding that your analysis is to determine whether the contracts qualify as derivatives as opposed to determine that they are not derivatives, and revise as necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

4. Please revise to provide a more robust discussion covering the drivers along with their quantified impacts behind the significant changes in categories of expenses within your statements of operations, such as the changes in interest expense as well as other general and administrative expenses. Your analysis should provide your readers with better insight into the underlying reasons behind the changes in your results. Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

Certain Relationships and Related Party Transactions, page 42

5. Please disclose any consulting fees paid to 808 Investments, LLC during the fiscal year ended 2012. Please refer to Item 404 of Regulation S-K.

6. We note your response to comment 11 in our letter dated February 7, 2013 as well as the revisions to your disclosure. Please further revise your disclosure under this heading to describe the issuance of 3,995,058 units of Energy 3 as described in Note 10 on page F-34.

Statements of Operations, page F-21

7. We note your response to comment 14 in our letter dated February 7, 2013. Please clearly label each financial statement line item that you have adjusted as "restated." For example, you have modified basic and diluted net loss per common share on page F-21, but have not indicated these amounts were restated.

Statements of Cash Flows, page F-23

8. We note your response to comment 16 in our letter dated February 7, 2013, and are reissuing our comment. You state on page F-36 that during the year ended December 31, 2010 you raised $2,632,763 by issuing units of Energy 3, LLC and that part of those monies raised, amounting to $1,144,766, was received directly by a related party, and that these amounts were netted against amounts owed to the related party. It appears that you issued equity units for cash, and a portion of that cash was directed to a related party that was used to settle previously existing obligations. If this is true, we believe you should reflect these proceeds on the face of the cash flow statements rather than as a supplemental non-cash transaction disclosure.

Note 12. Stockholders' Equity, page F-37

9. We note your response to comment 18 in our letter dated February 7, 2013. We also note your disclosure on page 43 regarding your consulting arrangement with 808 Investments, LLC, and that during 2011 you paid consulting fees of $1,090,090. We have the following questions:

- Please explain in further detail what the $1,090,090 of commissions you disclose on page F-37 consist of and whether they are specific incremental costs directly attributable to the Series B preferred stock offering as opposed to salaries or other general and administrative expenses. Refer to SAB Topic 5.A.

- We note that the amount of consulting fees you disclosed as being paid to 808 Investments, LLC during 2011 of $1,090,090 for daily operations is the same amount as the commissions attributable to the 2011 offering of 3,529,460 shares of Series B preferred stock on page F-37. Please tell us if these separate disclosures are referring to the same fees. If so, explain to us the appropriateness under GAAP in treating these fees as offering costs.

- Please tell us where the consulting fees paid to 808 Investments, LLC you disclose on page 43 are reflected in your financial statements for all reporting periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Christopher A Wilson, Esq.
        Wilson & Oskam, LLP